Exhibit 99.1

DRAGONWAVE INC.

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

OTTAWA, ONTARIO, CANADA

FRIDAY, JUNE 20, 2014

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted on at the annual general and special meeting of shareholders (the “Meeting”) of DragonWave Inc. (the “Corporation”) held on Friday, June 20, 2014. Each of the matters set out below are described in greater detail in the Notice of Annual General and Special Meeting of Shareholders and Management Proxy Circular of the Corporation dated May 23, 2014. According to the scrutineer’s report, 83 shareholders were present at the Meeting, in person or by proxy, representing 37,798,396 common shares or 64.93% of the 58,213,559 shares outstanding on the May 9, 2014 record date for the Meeting.

1. Election of Directors

At the Meeting, management of the Corporation presented to the shareholders its nominees for directors. According to the proxies received and vote by show of hands, all of management’s nominees were elected as directors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

The proxies submitted for the Meeting on this matter were as follows:

	Votes For		Votes Withheld
		Percentage of		Percentage of
Name of Nominee	Number of Votes	Votes	Number of Votes	Votes
Peter Allen	14,088,520	97.85%	309,576	2.15%
Cesar Cesaratto	14,094,883	97.89%	303,213	2.11%
Claude Haw	14,109,401	97.99%	288,695	2.01%
Lori O’Neill	14,079,401	97.79%	318,695	2.21%
Robert Pons	14,110,593	98.00%	287,503	2.00%

2.  Appointment of Auditors

At the Meeting, shareholders were asked to approve the appointment of Ernst & Young LLP, as auditors of the Corporation until the close of the next annual meeting of shareholders or until a successor is appointed, at remuneration to be fixed by the board of directors. According to the proxies received and vote by show of hands, the resolution was approved.

The proxies submitted for the Meeting on this matter were as follows:

Votes For		Votes Withheld
Number of Votes	Percentage of Votes	Number of Votes	Percentage of Votes
37,476,327	99.29%	268,354	0.71%

3.  Approval of a new Share Based Compensation Plan to replace the current Sixth Amended and Restated Key Employee Stock Option Plan

At the Meeting, shareholders were asked to approve a new Share Based Compensation Plan to replace the current Sixth Amended and Restated Key Employee Stock Option Plan. A ballot was conducted with respect to the resolution approving the Share Based Compensation Plan. According to the ballots cast, the resolution was approved with the following results:

Votes For		Votes Against
Number of Votes Cast	Percentage of Votes Cast	Number of Votes Cast	Percentage of Votes Cast
12,885,828	89.16%	1,565,983	10.84%